                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.   20549





                                     FORM 11-K





                                   ANNUAL REPORT





                         Pursuant to Section 15(d) of the
                          Securities Exchange Act of 1934






                      For the fiscal year ended July 31, 1993





                   A. Full title of the plan and the address of the plan, if
                      different from that of the issuer named below:


                   Wisconsin Gas Company Employees' Savings Plan
                    Wisconsin Gas Company Local 1 Savings Plan
                   Wisconsin Gas Company Local 6-18 Savings Plan
                Wisconsin Gas Company Employee Stock Ownership Plan

                   B. Name of issuer of the securities held pursuant to the
                      plan and the address of its principal executive office:


                                    WICOR, Inc.
                             626 East Wisconsin Avenue
                           Milwaukee, Wisconsin   53202

                        Financial Statements and Exhibits:
                        ----------------------------------


(a)           Financial Statements:


              Wisconsin Gas Company Employees' Savings Plan
                   Report of Independent Public Accountants.
                   Statements of Financial Position as of
                     July 31, 1993 and 1992.
                   Statements of Changes in Participants' Equity for
                     the Years Ended July 31, 1993 and 1992.
                   Notes to Financial Statements.


              Wisconsin Gas Company Local 1 Savings Plan
                   Report of Independent Public Accountants.
                   Statements of Financial Position as of
                     July 31, 1993 and 1992.
                   Statements of Changes in Participants' Equity for
                     the Years Ended July 31, 1993 and 1992.
                   Notes to Financial Statements.


              Wisconsin Gas Company Local 6-18 Savings Plan
                   Report of Independent Public Accountants.
                   Statements of Financial Position as of
                     July 31, 1993 and 1992.
                   Statements of Changes in Participants' Equity for
                     the Years Ended July 31, 1993 and 1992.
                   Notes to Financial Statements.


              Wisconsin Gas Company Employee Stock Ownership Plan
                   Report of Independent Public Accountants.
                   Statements of Financial Position as of
                     July 31, 1993 and 1992.
                   Statements of Changes in Participants' Equity for
                     the Years Ended July 31, 1993 and 1992.
                   Notes to Financial Statements.


(b)           Exhibits:

              24 - Consent of Independent Public Accountants

                                    SIGNATURES
                                    ----------



Pursuant to the requirements of the Securities Exchange Act of 1934, the Wisconsin Gas Company Employee Benefit Plans Committee has duly caused these annual reports to be signed by the undersigned thereunto duly authorized.


                         Wisconsin Gas Company Employees' Savings Plan Wisconsin Gas Company Local 1 Savings Plan Wisconsin Gas Company Local 6-18 Savings Plan Wisconsin Gas Company Employee Stock Ownership Plan
                         ---------------------------------------------------
                                             (Name of Plans)




Date: January 21, 1994                    By: /S/  Joseph P. Wenzler
                                       ----------------------------------
                                                Joseph P. Wenzler
                                           Chairman, Employee Benefit
                                                 Plans Committee

                               WISCONSIN GAS COMPANY

                              EMPLOYEES' SAVINGS PLAN






















                            FINANCIAL STATEMENTS AS OF
                              July 31, 1993 AND 1992
                                   TOGETHER WITH
                     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------


To: Wisconsin Gas Company and the
    Wisconsin Gas Company Employee
    Benefit Plans Committee



        We have audited the accompanying statements of financial position of the Wisconsin Gas Company Employees' Savings Plan as of July 31, 1993 and 1992, and the related statements of changes in participants' equity for the years then ended. These financial statements are the responsibility of Wisconsin Gas Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Wisconsin Gas Company Employees' Savings Plan as of July 31, 1993 and 1992, and the changes in participants' equity for the years then ended, in conformity with generally accepted accounting principles.




                                                ARTHUR ANDERSEN & CO.




  Milwaukee, Wisconsin,
  September 22, 1993.

                                            WISCONSIN GAS COMPANY
                                           EMPLOYEES' SAVINGS PLAN
                                       STATEMENT OF FINANCIAL POSITION
                                             As of July 31, 1993

                                                                   Senior      Fixed
                                             WICOR     Equities  Securities   Income     Loan
                                   Total   Stock Fund    Fund       Fund       Fund      Fund
                                 --------- ---------- ---------- ---------- ---------- --------
                                                     (Dollars in Thousands)

PLAN INVESTMENT ASSETS (Note 4). $ 41,784  $  14,196  $  11,993  $   2,486  $  13,109  $     -

OTHER ASSETS (LIABILITIES):
  Loan receivable (Note 3)......      475          -          -          -          -      475
  Receivable from Wisconsin
    Gas Company.................      207         45         88         21         53        -
  Other assets (liabilities)....      (85)       (89)         1          -          3        -
                                 --------- ---------- ---------- ---------- ---------- --------

     Participants' Equity....... $ 42,381  $  14,152  $  12,082  $   2,507  $  13,165  $   475
                                 ========= ========== ========== ========== ========== ========





                                            WISCONSIN GAS COMPANY
                                           EMPLOYEES' SAVINGS PLAN
                                       STATEMENT OF FINANCIAL POSITION
                                             As of July 31, 1992

                                                                             Senior     Fixed
                                                        WICOR    Equities  Securities  Income
                                            Total    Stock Fund    Fund       Fund      Fund
                                         ----------- ---------- ---------- ---------- ---------
                                                          (Dollars in Thousands)

PLAN INVESTMENT ASSETS (Note 4)........  $   37,608  $  11,179  $  10,190  $   2,232  $ 14,007

OTHER ASSETS (LIABILITIES):
  Receivable from Wisconsin Gas Company.        151         17         64         12        58
  Other assets (liabilities)............        273          6        198         85       (16)
                                         ----------- ---------- ---------- ---------- ---------

     Participants' Equity............... $   38,032  $  11,202  $  10,452  $   2,329  $ 14,049
                                         =========== ========== ========== ========== =========


The accompanying notes are an integral part of these statements.




                                              WISCONSIN GAS COMPANY
                                             EMPLOYEES' SAVINGS PLAN
                                   STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY
                                         For the Year Ended July 31, 1993


                                                                   Senior      Fixed
                                             WICOR     Equities  Securities   Income     Loan
                                  Total    Stock Fund    Fund       Fund       Fund      Fund
                               ----------- ---------- ---------- ---------- ---------- --------
                                                     (Dollars in Thousands)

PARTICIPANTS' EQUITY -
  Beginning of the year....... $   38,032  $  11,202  $  10,452  $   2,329  $  14,049  $     -
                               ----------- ---------- ---------- ---------- ---------- --------
INCREASES:

  Participants' deposits
    (Note 3)..................      2,008        304        891        167        646        -
  Interplan transfers
    (Note 5)..................        109         25          8          4         72        -
  Net investment income
    of master trust...........      5,521      3,083      1,357        188        893        -
  Interfund transfers.........          -        452       (167)        (5)      (280)       -
  Loan repayments by
    participants (Note 3).....          -         14         13          8          4      (39)
                               ----------- ---------- ---------- ---------- ---------- --------

       Total net increases....      7,638      3,878      2,102        362      1,335      (39)
                               ----------- ---------- ---------- ---------- ---------- --------

DECREASES:
  Withdrawals by participants
    (Note 5)..................        102         19         34         11         38        -
  Distributions to terminated
    participants (Note 5).....      3,187        808        309        126      1,944        -
  Loans issued to
    participants (Note 3).....          -        101        129         47        237     (514)
                               ----------- ---------- ---------- ---------- ---------- --------

      Total net decreases.....      3,289        928        472        184      2,219     (514)
                               ----------- ---------- ---------- ---------- ---------- --------

PARTICIPANTS' EQUITY -
   End of the year............ $   42,381  $  14,152  $  12,082  $   2,507  $  13,165  $   475
                               =========== ========== ========== ========== ========== ========


The accompanying notes are an integral part of this statement.





















                                              WISCONSIN GAS COMPANY
                                             EMPLOYEES' SAVINGS PLAN
                                   STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY
                                         For the Year Ended July 31, 1992


                                                                         Senior     Fixed
                                                   WICOR     Equities  Securities   Income
                                        Total    Stock Fund    Fund       Fund       Fund
                                     ----------- ---------- ---------- ---------- ----------
                                                      (Dollars in Thousands)

PARTICIPANTS' EQUITY -
  Beginning of the year............  $   34,556  $   9,796  $   8,465  $   2,217  $  14,078
                                     ----------- ---------- ---------- ---------- ----------
INCREASES:
  Participants' deposits and
    Company contributions before
    November 1, 1991(Note 3).......       1,986        316        745        143        782
  Interplan transfers (Note 5).....         139         16         89          4         30
  Net investment income of
    master trust...................       4,274      1,861      1,064        310      1,039
  Interfund transfers..............           -       (280)       934         (4)      (650)
                                     ----------- ---------- ---------- ---------- ----------

      Total net increases..........       6,399      1,913      2,832        453      1,201
                                     ----------- ---------- ---------- ---------- ----------

DECREASES:
  Withdrawals by participants
    (Note 5).......................         171         23         33         20         95
  Distributions to terminated
    participants (Note 5)..........       2,752        484        812        321      1,135
                                     ----------- ---------- ---------- ---------- ----------

      Total net decreases..........       2,923        507        845        341      1,230
                                     ----------- ---------- ---------- ---------- ----------

PARTICIPANTS' EQUITY -
  End of the year..................  $   38,032  $  11,202  $  10,452  $   2,329  $  14,049
                                     =========== ========== ========== ========== ==========


The accompanying notes are an integral part of this statement.


























                            WISCONSIN GAS COMPANY
                           EMPLOYEES' SAVINGS PLAN

                        NOTES TO FINANCIAL STATEMENTS
                                JULY 31, 1993



1.      DESCRIPTION OF THE PLAN AND TRUST

        The Wisconsin Gas Company Employees' Savings Plan (the "Plan"), a plan for non-union employees, was amended and restated on November 1, 1991, to incorporate a leveraged Employee Stock Ownership Plan (ESOP) with respect to the matching Employer contributions and to incorporate the 1989 changes made necessary by the Tax Reform Act of 1986 and subsequent legislative and regulatory developments.

        For reporting and filing purposes of the Internal Revenue Service and the Department of Labor, the Plan is presented as two plans: 1) a cash or deferred profit sharing plan pursuant to Code Section 401(K) consisting of the Savings Subaccounts and Tax Deferral Subaccounts and 2) an employee stock ownership plan pursuant to Code Sections 409 and 4975, consisting of the ESOP Subaccounts containing employer contributions made after November 1, 1991 and loans used to acquire shares of WICOR, Inc. common stock and financed shares.

        Participants' deposits and Company contributions are made to the Wisconsin Gas Company Employees' Savings Plan Trust (the "Trust"), maintained by CITIBANK, N.A. (the "Trustee"). Funds are then invested according to the investment options selected by the participants, and managed in a manner consistent with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

        Deposits from the Plan along with the deposits from the Wisconsin Gas Company Local 1 Savings Plan and the Wisconsin Gas Company Local 6-18 Savings Plan are commingled in the Trust maintained by the Trustee.

        Allocation of assets to each of the plans participating in the Trust and to each participant in the Plan is based upon each participant's account value on the valuation date. Allocation of net investment plan income items of the master trust (investment income, net gain or loss on investments sold or distributed and unrealized appreciation (depreciation) in market value of investment assets) is based on equity totals for each plan.


2.      ACCOUNTING POLICIES

        The Wisconsin Gas Company (the "Company") is a wholly-owned subsidiary of WICOR, Inc. Plan financial statements are maintained on the accrual basis of accounting. Investments are stated at current market value. The absorption of administrative expenses of the Plan by the Company and investment in WICOR, Inc. common stock are not considered prohibited transactions by statutory exemptions under ERISA regulations.

        The AICPA Audit and Accounting Guide, 'Audit of Employee Benefit Plans' (the "audit guide"), as of May 1, 1992, requires that amounts payable to terminated employees be classified as a component of participants' equity. The Plan's July 31, 1992, liability for benefits to terminated employees has been reclassified in the accompanying financial statements to conform with the accounting treatment required by the audit guide.


3.      INVESTMENT PROGRAMS

        Upon enrollment or re-enrollment, each participant in the Plan has the following payroll deduction deposit options based on the participant's defined compensation:

        Tax Deferred:  2% - 10% of compensation not to exceed $8,728 through
          1992 and $8,994 through 1993.
        Non-Tax Deferred:  2% - 6% of additional compensation.




                            WISCONSIN GAS COMPANY
                           EMPLOYEES' SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS--Continued

        Participants' deposits for any calendar month shall be the basis for the allocation of Employer contributions to the participants' ESOP subaccounts on the ratio of a $1.25 matching allocation for each $1.00 of deposits. Employer contributions for any month shall not exceed 5% of employee compensation.

        The participants' deposits are paid monthly to the Trustee who invests the deposits within prescribed limitations into one or more of the following investment funds as directed (in whole percentages) by the participant:

        A WICOR, Inc. Stock Fund consisting of WICOR, Inc. common stock. This fund includes employer contributions made through October 31, 1991 and may include participants' deposits.

        An Equities Fund consisting of common stock and other forms of equity stocks and investments in common, pooled, diversified or consolidated funds, selected by the Trustee within prescribed limitations. Investment in WICOR, Inc. or its subsidiaries' stock is expressly excluded.

        A Senior Securities Fund consisting of corporate, municipal or U.S.
          Government bonds, debentures, notes, certificates and any other similar evidences of indebtedness, excluding any securities issued by WICOR, Inc. or its subsidiaries.

        A Fixed Income Fund consisting of one or more guaranteed income funding agreements with a designated insurance company or companies.

        A Loan Fund consisting of loans made from participants' accounts. Upon application of a participant, the Loan Administrator ("Administrator"), may direct the Trustee to make a loan out of the participant's specific account. Participant loans will reduce participant investment funds. There are restrictions as to the amounts and number of loans a participant may have. Loans and interest must be repaid in equal installments in accordance with rules established by the Administrator.

        In addition to the investment options described above, the Trustee may at its discretion temporarily invest any part of the amounts allocated to any fund either in short-term investments or in any common, pooled, diversified or consolidated fund within limitations specified in the Trust Agreement.

        Effective November 1, 1991, the Plan was amended to provide that any shares of WICOR, Inc. stock held by the WICOR, Inc. Stock Funds for which the Plan Administrator has not received, or is not subject to receiving voting instructions, shall not be voted. Any shares of WICOR, Inc. stock held in the Loan Suspense Account shall be voted by the Trustee in the same proportion to the voting of shares for which direction has been received from the Plan Administrator.

        Effective March 1, 1993, the Plan was amended to provide for participant loans from their respective accounts in the Plan. Each request for a loan must be by written application to the Administrator and shall be evidenced by a signed note payable to the Trustee. Each note shall be stated in twelve month increments, not to exceed five years and shall be limited to 50% of the participant account balance or $50,000, whichever is lesser. Loan applicants are required to authorize payroll withholding for the total amount of the loan plus reasonable interest as established by the Administrator.
  The amount of principal and interest repaid by a participant shall be credited to such participant's account as each repayment is made. In the event that the participant fails to become current in installment payments during a consecutive 60-day period and the Administrator elects to treat such failure as a default, after a 30-day grace period, the unpaid balance with interest due shall be charged to the participant's account.


 4.     INVESTMENTS

        The Plan is a participant in the Trust along with the Wisconsin Gas Company Local 1 Savings Plan, the Wisconsin Gas Company Local 6-18 Savings Plan and the Wisconsin Gas Company Employee Stock Ownership Plan.



                            WISCONSIN GAS COMPANY
                           EMPLOYEES' SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS--Continued


        The Trust investments are stated at fair market value as determined by the Trustee by reference to published market data. Furthermore, the assets of the Plan are commingled and are not segregated in accounts of the Trust. The market value of the assets in the Trust as certified by the Trustee are:

                                                      July 31,
                                              ----------------------
                                                 1993        1992
                                              ----------  ----------
                                              (Thousands of Dollars)

          Common Stock-
            WICOR, Inc.                       $  29,373   $  23,687
            Common stock fund                    14,011       4,745
          Corporate debt securities               3,033       8,558
          Short-term investments                  3,541       2,583
          Insurance contracts                    13,308      15,556
                                              ----------  ----------
                                              $  63,266   $  55,129
                                              ==========  ==========

        The Trustee has determined that the percentage of the Plan's assets to the total assets of the Trust are 66.0% and 68.2% for 1993 and 1992, respectively. At July 31, 1993 and 1992, the Trust held 6.0% and 6.1%, respectively, of the total WICOR, Inc. common shares outstanding.

5.      ELIGIBILITY, VESTING AND WITHDRAWALS

        To be eligible to participate in the Plan, a non-union employee must be at least 21 years of age and complete one year of service with the Company. An employee may enroll on the first day of the month immediately following the month he or she meets the eligibility requirements or on any subsequent March 1, June 1, September 1 or December 1. An employee may also transfer from participation in another Wisconsin Gas Company savings Plan. As of July 31, 1993, the Plan had 683 participants.

        Each participant's account is fully vested and non-forfeitable.

        Participants can withdraw every two years the lesser of (1) the value of their non-tax deferred deposits, or (2) the amount of non-tax deferred deposits they have contributed. Tax-deferred deposits can also be withdrawn, but only if the participants have reached age 55 or can demonstrate a verifiable "hardship" as defined in the Plan. Distributions from the WICOR, Inc. Stock Fund can be made in cash or in stock.

        Upon termination of employment from the Company, the participant receives amounts equal to the current market value of the investments purchased through all Company contributions and participant deposits. A terminating participant has the option of deferring the receipt of their deposits and contributions to no later than March 1 of the calendar year following the termination of employment.


6.      INCOME TAX STATUS

        The Plan has received a determination letter dated November 3, 1986 which qualifies the Plan as tax exempt under Section 401 of the Internal Revenue Code of 1986, as amended. Amounts are not taxed to the employee until a distribution from the Plan is received. In management's opinion, the Plan remains tax exempt after amendments made since the most recent determination letter from the Internal Revenue Service.






                            WISCONSIN GAS COMPANY

                            LOCAL 1 SAVINGS PLAN






















                         FINANCIAL STATEMENTS AS OF
                           July 31, 1993 AND 1992
                                TOGETHER WITH
                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                  ----------------------------------------


To: Wisconsin Gas Company and the
    Wisconsin Gas Company Employee
    Benefit Plans Committee



        We have audited the accompanying statements of financial position of the Wisconsin Gas Company Local 1 Savings Plan as of July 31, 1993 and 1992, and the related statements of changes in participants' equity for the years then ended. These financial statements are the responsibility of Wisconsin Gas Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Wisconsin Gas Company Local 1 Savings Plan as of July 31, 1993 and 1992, and the changes in participants' equity for the years then ended, in conformity with generally accepted accounting principles.




                                                ARTHUR ANDERSEN & CO.




  Milwaukee, Wisconsin,
  September 22, 1993.

                                              WISCONSIN GAS COMPANY
                                               LOCAL 1 SAVINGS PLAN
                                        STATEMENT OF FINANCIAL POSITION
                                              As of July 31, 1993

                                                                   Senior     Fixed
                                              WICOR    Equities  Securities   Income     Loan
                                   Total   Stock Fund    Fund       Fund       Fund      Fund
                                 --------- ---------- ---------- ---------- ---------- --------
                                                   (Dollars in Thousands)

PLAN INVESTMENT ASSETS (Note 4). $  3,409  $     998  $     970  $     246  $   1,195  $     -

OTHER ASSETS (LIABILITIES):
  Loan receivable (Note 3)......      110          -          -          -          -      110
  Receivable from Wisconsin
    Gas Company.................       78         34         22          4         18        -
  Other assets (liabilities)....       (6)        (6)         -          -          -        -
                                 --------- ---------- ---------- ---------- ---------- --------

     Participants' Equity....... $  3,591  $   1,026  $     992  $     250  $   1,213  $   110
                                 ========= ========== ========== ========== ========== ========







                                              WISCONSIN GAS COMPANY
                                            LOCAL 1 SAVINGS PLAN
                                        STATEMENT OF FINANCIAL POSITION
                                              As of July 31, 1992

                                                                          Senior     Fixed
                                                    WICOR     Equities  Securities   Income
                                          Total   Stock Fund    Fund       Fund       Fund
                                        --------- ---------- ---------- ---------- ----------
                                                       (Dollars in Thousands)

PLAN INVESTMENT ASSETS (Note 4)........ $  2,705  $     589  $     737  $     189  $   1,190

OTHER ASSETS (LIABILITIES):
  Receivable from Wisconsin
    Gas Company........................       63         15         22          5         21
  Other assets (liabilities)...........       19         (2)        15          8         (2)
                                        --------- ---------- ---------- ---------- ----------

     Participants' Equity.............. $  2,787  $     602  $     774  $     202  $   1,209
                                        ========= ========== ========== ========== ==========


The accompanying notes are an integral part of these statements.













                                              WISCONSIN GAS COMPANY
                                              LOCAL 1 SAVINGS PLAN
                                  STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY
                                        For the Year Ended July 31, 1993


                                                                  Senior     Fixed
                                            WICOR     Equities  Securities   Income     Loan
                                  Total   Stock Fund    Fund       Fund       Fund      Fund
                                --------- ---------- ---------- ---------- ---------- --------
                                                    (Dollars in Thousands)

PARTICIPANTS' EQUITY -
  Beginning of the year........ $  2,787  $     602  $     774  $     202  $   1,209  $     -
                                --------- ---------- ---------- ---------- ---------- --------
INCREASES:
  Participants' deposits
    (Note 3)...................      657        179        221         53        204        -
  Net investment income of
    master trust...............      388        181         77         20        110        -
  Interfund transfers..........        -        114        (45)        (7)       (62)       -
  Loan repayments by
    participants (Note 3)......        -          3          1          3          6      (13)
                                --------- ---------- ---------- ---------- ---------- --------

      Total net increases......    1,045        477        254         69        258      (13)
                                --------- ---------- ---------- ---------- ---------- --------

DECREASES:
  Withdrawals by participants
    (Note 5)...................       56          6          2          2         46        -
  Distributions to terminated
    participants (Note 5)......      113          9         13          3         88        -
  Interplan transfers (Note 6).       72         16          2          3         51        -
  Loans issued to
    participants (Note 3)......        -         22         19         13         69     (123)
                                --------- ---------- ---------- ---------- ---------- --------

      Total net decreases......      241         53         36         21        254     (123)
                                --------- ---------- ---------- ---------- ---------- --------

PARTICIPANTS' EQUITY -
  End of the year.............. $  3,591  $   1,026  $     992  $     250  $   1,213  $   110
                                ========= ========== ========== ========== ========== ========



The accompanying notes are an integral part of this statement.






















                                              WISCONSIN GAS COMPANY
                                              LOCAL 1 SAVINGS PLAN
                               STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY
                                        For the Year Ended July 31, 1992


                                                                      Senior     Fixed
                                                WICOR     Equities  Securities   Income
                                      Total   Stock Fund    Fund       Fund       Fund
                                    --------- ---------- ---------- ---------- ----------
                                                  (Dollars in Thousands)

PARTICIPANTS' EQUITY -
  Beginning of the year............ $  2,074  $     415  $     541  $     140  $     978
                                    --------- ---------- ---------- ---------- ----------
INCREASES:
  Participants' deposits (Note 3)..      569        124        170         42        233
  Net investment income of
    master trust...................      378        132         90         23        133
  Interfund transfers..............        -         (6)        52          -        (46)
                                    --------- ---------- ---------- ---------- ----------

      Total net increases..........      947        250        312         65        320
                                    --------- ---------- ---------- ---------- ----------

DECREASES:
  Withdrawals by participants
    (Note 5).......................       47          8          5          -         34
  Distributions to terminated
    participants (Note 5)..........       98         34         36          -         28
  Interplan transfers (Note 6).....       89         21         38          3         27
                                    --------- ---------- ---------- ---------- ----------

      Total net decreases..........      234         63         79          3         89
                                    --------- ---------- ---------- ---------- ----------

PARTICIPANTS' EQUITY -
  End of the year.................. $  2,787  $     602  $     774  $     202  $   1,209
                                    ========= ========== ========== ========== ==========


The accompanying notes are an integral part of this statement.




























                            WISCONSIN GAS COMPANY
                            LOCAL 1 SAVINGS PLAN

                        NOTES TO FINANCIAL STATEMENTS
                                JULY 31, 1993


1.      DESCRIPTION OF THE PLAN AND TRUST

        The Wisconsin Gas Company Local 1 Savings Plan (the "Plan"), a plan for the benefit of eligible employees who are members of or are represented by Local Division No. 1, United Association of Office, Sales and Technical Employees, is a qualified cash or deferred income arrangement as provided for by Section 401 of the Internal Revenue Code of 1986, as amended, and meets the requirements of the Employee Retirement Income Security Act of 1974.

        Participants' deposits are made to the Wisconsin Gas Company Employees' Savings Plan Trust (the "Trust"), maintained by CITIBANK, N.A. (the "Trustee"). Funds are then invested by the Trustee according to the investment options selected by the participants and managed in a manner consistent with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan has no employer contributions.

        Deposits from the Plan along with the deposits from the Wisconsin Gas Company Employees' Savings Plan (a plan for non-union employees) and the Wisconsin Gas Company Local 6-18 Savings Plan are commingled in the Trust maintained by the Trustee.

        Allocation of assets to each of the plans participating in the Trust and to each participant in the Plan is based upon each participant's account value on the valuation date. Allocation of net investment plan income items of the master trust (investment income, net gain or loss on investments sold or distributed and unrealized appreciation (depreciation) in market value of investment assets) is based on equity totals for each plan.


2.      ACCOUNTING POLICIES

        The Wisconsin Gas Company (the "Company") is a wholly-owned subsidiary of WICOR, Inc. Plan financial statements are maintained on the accrual basis of accounting. Investments are stated at current market value. The absorption of administrative expenses of the Plan by the Company and investment in WICOR, Inc. common stock are not considered prohibited transactions by statutory exemptions under ERISA regulations.

        The AICPA Audit and Accounting Guide, 'Audit of Employee Benefit Plans' (the "audit guide"), as of May 1, 1992, requires that amounts payable to terminated employees be classified as a component of participants' equity. The Plan's July 31, 1992, liability for benefits to terminated employees has been reclassified in the accompanying financial statements to conform with the accounting treatment required by the audit guide.


3.      INVESTMENT PROGRAMS

        Upon enrollment or re-enrollment, each participant in the Plan could elect to make regular deposits by payroll deduction in whole percentages of at least 2% but not more than 16% of a participant's defined compensation on a tax deferred basis up to a limit of $8,728 through 1992 and $8,994 through 1993.

        The participants' deposits are paid monthly to the Trustee who invests the deposits within prescribed limitations into one or more of the following investment funds as directed (in whole percentages) by the participant:

        A WICOR, Inc. Stock Fund consisting of WICOR, Inc. common stock.  The
          Plan participants have been eligible to participate in this fund since December 1, 1984.






                            WISCONSIN GAS COMPANY
                            LOCAL 1 SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS--Continued


        An Equities Fund consisting of common stock and other forms of equity stocks and investments in common, pooled, diversified or consolidated funds, selected by the Trustee within prescribed limitations. Investment in WICOR, Inc. or its subsidiaries' stock is expressly excluded.

        A Senior Securities Fund consisting of corporate, municipal or U.S.
          Government bonds, debentures, notes, certificates and any other similar evidences of indebtedness, excluding any securities issued by WICOR, Inc. or its subsidiaries.

        A Fixed Income Fund consisting of one or more guaranteed income funding agreements with a designated insurance company or companies.

        A Loan Fund consisting of loans made from participants' accounts. Upon application of a participant, the Loan Administrator ("Administrator"), may direct the Trustee to make a loan out of the participant's specific account. Participant loans will reduce participant investment funds. There are restrictions as to the amounts and number of loans. Loans and interest must be repaid in equal installments in accordance with rules established by the Administrator.

        In addition to the investment options described above, the Trustee may at its discretion temporarily invest any part of the amounts allocated to any fund either in short-term investments or in any common, pooled, diversified or consolidated fund within limitations specified in the Trust Agreement.

        Effective March 1, 1993, the Plan was amended to provide for participant loans from their respective accounts in the Plan. Each request for a loan must be by written application to the Administrator and shall be evidenced by a signed note payable to the Trustee. Each note shall be stated in twelve month increments, not to exceed five years and shall be limited to 50% of the participant account balance or $50,000, whichever is lesser. Loan applicants are required to authorize payroll withholding for the total amount of the loan plus reasonable interest as established by the Administrator.
  The amount of principal and interest repaid by a participant shall be credited to such participant's account as each repayment is made. In the event that the participant fails to become current in installment payments during a consecutive 60-day period and the Administrator elects to treat such failure as a default, after a 30-day grace period, the unpaid balance with interest due shall be charged to the participant's account.

        No participant or beneficiary shall have the right to transfer or encumber any part of his/her benefits under the Plan prior to their eligible receipt. However, effective March 1, 1993, the Trustee may recognize a qualified domestic relations order with respect to child support, alimony payments or marital property rights. Such an order may permit distribution to an alternative payee prior to the time a participant would normally be eligible to receive benefits.


4.      INVESTMENTS

        The Plan is a participant in the Trust along with the Wisconsin Gas Company Employees' Savings Plan, the Wisconsin Gas Company Local 6-18 Savings Plan and the Wisconsin Gas Company Employee Stock Ownership Plan.

        The Trust investments are stated at fair market value as determined by the Trustee by reference to published market data. Furthermore, the assets of the Plan are commingled and are not segregated in accounts of the Trust. The market value of the assets in the Trust as certified by the Trustee are:






                            WISCONSIN GAS COMPANY
                            LOCAL 1 SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS--Continued

                                                      July 31,
                                              ----------------------
                                                 1993        1992
                                              ----------  ----------
                                              (Thousands of Dollars)

          Common Stock-
            WICOR, Inc.                       $  29,373   $  23,687
            Common stock fund                    14,011       4,745
          Corporate debt securities               3,033       8,558
          Short-term investments                  3,541       2,583
          Insurance contracts                    13,308      15,556
                                              ----------  ----------
                                              $  63,266   $  55,129
                                              ==========  ==========

        The Trustee has determined that the percentage of the Plan's assets to the total assets of the Trust are 5.4% and 4.9% for 1993 and 1992, respectively. At July 31, 1993 and 1992, the Trust held 6.0% and 6.1%, respectively, of the total WICOR, Inc. common shares outstanding.


 5.     ELIGIBILITY, VESTING AND WITHDRAWALS

        Each employee of the Company who is covered by the collective bargaining agreement between the Company and the Union may upon completion of the probationary period elect to participate in the Plan on any subsequent March 1, June 1, September 1 or December 1. As of July 31, 1993, the Plan had 323 participants.

        Each participant's account is fully vested and non-forfeitable.

        Participants can withdraw their tax-deferred deposits but only if the participants have reached age 55 or can demonstrate a verifiable "hardship" as defined by the Plan. Distributions from the WICOR, Inc. Stock Fund can be made in cash or in stock.

        Upon termination of employment from the Company, the participant receives amounts equal to the current market value of the investments purchased through all participant deposits. A terminating participant has the option of deferring the receipt of their deposits to no later than March 1 of the calendar year following the termination of employment.


6.      TRANSFERS

        If a participant transfers to a position eligible for the Wisconsin Gas Company Employees' Savings Plan or the Wisconsin Gas Company Local 6-18 Savings Plan, the participant's account shall be transferred to that Plan.


7.      INCOME TAX STATUS

        The Plan has received a determination letter dated October 30, 1986 which qualifies the Plan as tax exempt under Section 401 of the Internal Revenue Code of 1986, as amended. Amounts are not taxed to the employee until a distribution from the Plan is received. In management's opinion, the Plan remains tax exempt after amendments made since the most recent determination letter from the Internal Revenue Service.






                            WISCONSIN GAS COMPANY

                           LOCAL 6-18 SAVINGS PLAN














                         FINANCIAL STATEMENTS AS OF
                           July 31, 1993 AND 1992
                                TOGETHER WITH
                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                  ----------------------------------------

To: Wisconsin Gas Company and the
    Wisconsin Gas Company Employee
    Benefit Plans Committee



        We have audited the accompanying statements of financial position of the Wisconsin Gas Company Local 6-18 Savings Plan as of July 31, 1993 and 1992, and the related statements of changes in participants' equity for the years then ended. These financial statements are the responsibility of Wisconsin Gas Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Wisconsin Gas Company Local 6-18 Savings Plan as of July 31, 1993 and 1992, and the changes in participants' equity for the years then ended, in conformity with generally accepted accounting principles.



                                                ARTHUR ANDERSEN & CO.


  Milwaukee, Wisconsin,
  September 22, 1993.

                                                WISCONSIN GAS COMPANY
                                                LOCAL 6-18 SAVINGS PLAN
                                           STATEMENT OF FINANCIAL POSITION
                                                 As of July 31, 1993

                                                                    Senior     Fixed
                                              WICOR    Equities  Securities   Income     Loan
                                   Total   Stock Fund    Fund       Fund       Fund      Fund
                                 --------- ---------- ---------- ---------- ---------- --------
                                                 (Dollars in Thousands)

PLAN INVESTMENT ASSETS (Note 4). $  4,937  $   2,103  $   1,127  $     311  $   1,396  $     -

OTHER ASSETS (LIABILITIES):
  Loan receivable (Note 3)......      260          -          -          -          -      260
  Receivable from Wisconsin
    Gas Company.................       73         25         22          6         20        -
  Other assets (liabilities)....      (13)       (13)         -          -          -        -
                                 --------- ---------- ---------- ---------- ---------- --------

     Participants' Equity....... $  5,257  $   2,115  $   1,149  $     317  $   1,416  $   260
                                 ========= ========== ========== ========== ========== ========







                                                WISCONSIN GAS COMPANY
                                                LOCAL 6-18 SAVINGS PLAN
                                           STATEMENT OF FINANCIAL POSITION
                                                  As of July 31, 1992

                                                                           Senior     Fixed
                                                     WICOR     Equities  Securities   Income
                                           Total   Stock Fund    Fund       Fund       Fund
                                         --------- ---------- ---------- ---------- ----------
                                                        (Dollars in Thousands)

PLAN INVESTMENT ASSETS (Note 4).......   $  4,005  $   1,445  $     854  $     251  $   1,455

OTHER ASSETS (LIABILITIES):
  Receivable from Wisconsin
    Gas Company.......................         66         21         19          4         22
  Other assets (liabilities)..........         22         (4)        18         10         (2)
                                         --------- ---------- ---------- ---------- ----------

     Participants' Equity.............   $  4,093  $   1,462  $     891  $     265  $   1,475
                                         ========= ========== ========== ========== ==========


The accompanying notes are an integral part of these statements.















                                              WISCONSIN GAS COMPANY
                                             LOCAL 6-18 SAVINGS PLAN
                                   STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY
                                         For the Year Ended July 31, 1993


                                                                   Senior     Fixed
                                             WICOR     Equities  Securities   Income     Loan
                                   Total   Stock Fund    Fund       Fund       Fund      Fund
                                 --------- ---------- ---------- ---------- ---------- --------
                                                     (Dollars in Thousands)

PARTICIPANTS' EQUITY -
  Beginning of the year........  $  4,093  $   1,462  $     891  $     265  $   1,475  $     -
                                 --------- ---------- ---------- ---------- ---------- --------
INCREASES:
  Participants' deposits
    (Note 3)...................       695        248        197         46        204        -
  Net investment income of
    master trust...............       648        425        126         23         74        -
  Interfund transfers..........         -         79         50          8       (137)       -
  Loan repayments by
    participants (Note 3)......         -          4          2          -          3       (9)
                                 --------- ---------- ---------- ---------- ---------- --------

      Total net increases......     1,343        756        375         77        144       (9)
                                 --------- ---------- ---------- ---------- ---------- --------

DECREASES:
  Withdrawals by participants
    (Note 5)...................        66         13          6          8         39        -
  Distributions to terminated
    participants (Note 5).......       75          -         30          -         45        -
  Interplan transfers (Note 6)..       38          9          7          1         21        -
  Loans issued to
    participants (Note 3).......        -         81         74         16         98     (269)
                                 --------- ---------- ---------- ---------- ---------- --------

      Total net decreases.......      179        103        117         25        203     (269)
                                 --------- ---------- ---------- ---------- ---------- --------

PARTICIPANTS' EQUITY -
  End of the year............... $  5,257  $   2,115  $   1,149  $     317  $   1,416  $   260
                                 ========= ========== ========== ========== ========== ========


The accompanying notes are an integral part of this statement.























                                              WISCONSIN GAS COMPANY
                                             LOCAL 6-18 SAVINGS PLAN
                                   STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY
                                         For the Year Ended July 31, 1992


                                                                       Senior      Fixed
                                                 WICOR     Equities  Securities   Income
                                       Total   Stock Fund    Fund       Fund       Fund
                                     --------- ---------- ---------- ---------- ----------
                                                    (Dollars in Thousands)

PARTICIPANTS' EQUITY -
  Beginning of the year............  $  3,198  $   1,161  $     654  $     219  $   1,164
                                     --------- ---------- ---------- ---------- ----------
INCREASES:
  Participants' deposits (Note 3)..       666        199        169         39        259
  Net investment income
    of master trust................       519        228        134         27        130
  Interfund transfers..............         -        (52)        47         (6)        11
                                     --------- ---------- ---------- ---------- ----------

      Total net increases..........     1,185        375        350         60        400
                                     --------- ---------- ---------- ---------- ----------

DECREASES:
  Withdrawals by participants
    (Note 5).......................         9          2          3          -          4
  Distributions to terminated
    participants (Note 5)..........       230         77         59         12         82
  Interplan transfers (Note 6).....        51         (5)        51          2          3
                                     --------- ---------- ---------- ---------- ----------

      Total net decreases..........       290         74        113         14         89
                                     --------- ---------- ---------- ---------- ----------

PARTICIPANTS' EQUITY -
  End of the year..................  $  4,093  $   1,462  $     891  $     265  $   1,475
                                     ========= ========== ========== ========== ==========


The accompanying notes are an integral part of this statement.




























                            WISCONSIN GAS COMPANY
                           LOCAL 6-18 SAVINGS PLAN

                        NOTES TO FINANCIAL STATEMENTS
                                JULY 31, 1993


1.      DESCRIPTION OF THE PLAN AND TRUST

        The Wisconsin Gas Company Local 6-18 Savings Plan (the "Plan"), a plan for the benefit of eligible employees who are members of or are represented by Local 6-18, Oil, Chemical and Atomic Workers, International Union, AFL-CIO, is a qualified cash or deferred income arrangement as provided by
  Section 401 of the Internal Revenue Code of 1986, as amended, and meets the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

        Participants' deposits are made to the Wisconsin Gas Company Employees' Savings Plans Trust (the "Trust"), maintained by CITIBANK N.A. (the "Trustee"). Funds are then invested by the Trustee according to the investment options selected by the participants, and managed in a manner consistent with ERISA. The Plan has no Employer contributions.

        Deposits from the Plan along with deposits from the Wisconsin Gas Company Employees' Savings Plan (a plan for non-union employees) and the Wisconsin Gas Company Local 1 Savings Plan are commingled and invested in the Trust maintained by the Trustee.

        Allocation of assets to each of the plans participating in the Trust and to each participant in the Plan is based upon each participants account value on the valuation date. Allocation of net investment plan income items of the master trust (investment income, net gain or loss on investments sold or distributed and unrealized appreciation (depreciation) in market value of investment assets) is based on equity totals for each plan.


2.      ACCOUNTING POLICIES

        The Wisconsin Gas Company (the "Company") is a wholly-owned subsidiary of WICOR, Inc. Plan financial statements are maintained on the accrual basis of accounting. Investments are stated at current market value. The absorption of administrative expenses of the Plan by the Company and investment in WICOR, Inc. common stock are not considered prohibited transactions by statutory exemptions under ERISA regulations.

        The AICPA Audit and Accounting Guide, 'Audit of Employee Benefit Plans' (the "audit guide"), as of May 1, 1992, requires that amounts payable to terminated employees be classified as a component of participants' equity. The Plan's July 31, 1992, liability for benefits to terminated employees has been reclassified in the accompanying financial statements to conform with the accounting treatment required by the audit guide.


3.      INVESTMENT PROGRAMS

        Upon enrollment or re-enrollment, each participant in the Plan could elect to make regular deposits by payroll deduction in whole percentages of at least 2% but not more than 16% of the participant's defined compensation on a tax deferred basis up to a limit of $8,728 through 1992 and $8,994 through 1993.

        The participants' deposits are paid monthly to the Trustee who invests the deposits within prescribed limitations into one or more of the following investment Funds as directed (in whole percentages) by the participant:

        A WICOR, Inc. Stock Fund consisting of WICOR, Inc. common stock.  The
          Plan participants have been eligible to participate in this fund since December 1, 1984.





                            WISCONSIN GAS COMPANY
                           LOCAL 6-18 SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS--Continued


        An Equities Fund consisting of common stock and other forms of equity stocks and investments in common, pooled, diversified or consolidated funds, selected by the Trustee within prescribed limitations. Investment in WICOR, Inc. or its subsidiaries' stock is expressly excluded.

        A Senior Securities Fund consisting of corporate, municipal or U.S.
          Government bonds, debentures, notes, certificates and any other similar evidences of indebtedness, excluding any securities issued by WICOR, Inc. or its subsidiaries.

        A Fixed Income Fund consisting of one or more guaranteed income funding agreements with a designated insurance company or companies.

        A Loan Fund consisting of loans made from participants' accounts. Upon application of a participant, the Loan Administrator ("Administrator"), may direct the Trustee to make a loan out of the participant's specific account. Participant loans will reduce participant investment funds. There are restrictions as to the amounts and number of loans. Loans and interest must be repaid in equal installments in accordance with rules established by the Administrator.

        In addition to the investment options described above, the Trustee may at its discretion temporarily invest any part of the amounts allocated to any fund either in short-term investments or in any common, pooled, diversified or consolidated fund within limitations specified in the Trust Agreement.

        Effective March 1, 1993, the Plan was amended to provide for participant loans from their respective accounts in the Plan. Each request for a loan must be by written application to the Administrator and shall be evidenced by a signed note payable to the Trustee. Each note shall be stated in twelve month increments, not to exceed five years and shall be limited to 50% of the participant account balance or $50,000, whichever is lesser. Loan applicants are required to authorize payroll withholding for the total amount of the loan plus reasonable interest as established by the Administrator.
  The amount of principal and interest repaid by a participant shall be credited to such participant's account as each repayment is made. In the event that the participant fails to become current in installment payments during a consecutive 60-day period and the Administrator elects to treat such failure as a default, after a 30-day grace period, the unpaid balance with interest due shall be charged to the participant's account.

        No participant or beneficiary shall have the right to transfer or encumber any part of his/her benefits under the Plan prior to their eligible receipt. However, effective March 1, 1993, the Trustee may recognize a qualified domestic relations order with respect to child support, alimony payments or marital property rights. Such an order may permit distribution to an alternative payee prior to the time a participant would normally be eligible to receive benefits.


4.      INVESTMENTS

        The Plan is a participant in the Trust along with the Wisconsin Gas Company Employees' Savings Plan, the Wisconsin Gas Company Local 1 Savings Plan and the Wisconsin Gas Company Employee Stock Ownership Plan.

        The Trust investments are stated at fair market value as determined by the Trustee by reference to published market data. Furthermore, the assets of the Plan are commingled and are not segregated in accounts of the Trust. The market value of the assets in the Trust as certified by the Trustee are:






                            WISCONSIN GAS COMPANY
                           LOCAL 6-18 SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS--Continued

                                                            July 31,
                                                    ----------------------
                                                       1993        1992
                                                    ----------  ----------
                                                    (Thousands of Dollars)

               Common Stock-
                 WICOR, Inc.                        $  29,373   $  23,687
                 Common stock fund                     14,011       4,745
               Corporate debt securities                3,033       8,558
               Short-term investments                   3,541       2,583
               Insurance contracts                     13,308      15,556
                                                    ----------  ----------
                                                    $  63,266   $  55,129
                                                    ==========  ==========


        The Trustee has determined that the percentage of the Plan's assets to the total assets of the Trust are 7.8% and 7.3% for 1993 and 1992, respectively. At July 31, 1993 and 1992, the Trust held 6.0% and 6.1%, respectively, of the total WICOR, Inc. common shares outstanding.


5.      ELIGIBILITY, VESTING AND WITHDRAWALS

        Each employee of the Company who is covered by the collective bargaining agreement between the Company and the Union may upon completion of the probationary period elect to participate in the Plan on any subsequent March 1, June 1, September 1 or December 1. As of July 31, 1993, the Plan had 234 participants.

        Each participant's account is fully vested and non-forfeitable.

        Participants can withdraw their tax-deferred deposits only if the participant has reached age 55 or can demonstrate a verifiable "hardship" as defined by the Plan. Distributions from the WICOR, Inc. Stock Fund can be made in cash or in stock.

        Upon termination of employment from the Company, the participant receives amounts equal to the current market value of the investments purchased through all participant deposits. A terminating participant has the option of deferring the receipt of their deposits to no later than March 1 of the calendar year following the termination of employment.


6.      TRANSFERS

        If a participant transfers to a position eligible for the Wisconsin Gas Company Employees' Savings Plan or the Wisconsin Gas Company Local 1 Savings Plan, the participant's account shall be transferred to that Plan.


7.      INCOME TAX STATUS

        The Plan has received a determination letter dated November 3, 1986 which qualifies the Plan as tax exempt under Section 401 of the Internal Revenue Code of 1986, as amended. Amounts are not taxed to the employee until a distribution from the Plan is received. In management's opinion, the Plan remains tax exempt after amendments made since the most recent determination letter from the Internal Revenue Service.





                            WISCONSIN GAS COMPANY

                        EMPLOYEE STOCK OWNERSHIP PLAN






















                         FINANCIAL STATEMENTS AS OF
                           July 31, 1993 and 1992
                                TOGETHER WITH
                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                  ----------------------------------------


To: Wisconsin Gas Company and the
    Wisconsin Gas Company Employee
    Benefit Plans Committee



        We have audited the accompanying statements of financial position of the Wisconsin Gas Company Employee Stock Ownership Plan as of July 31, 1993 and 1992, and the related statements of changes in plan equity for the years then ended. These financial statements are the responsibility of Wisconsin Gas Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Wisconsin Gas Company Employee Stock Ownership Plan as of July 31, 1993 and 1992, and the changes in plan equity for the years then ended, in conformity with generally accepted accounting principles.





                                                ARTHUR ANDERSEN & CO.




  Milwaukee, Wisconsin,
  September 22, 1993.

                                   WISCONSIN GAS COMPANY
                               EMPLOYEE STOCK OWNERSHIP PLAN
                              Statement of Financial Position
                                    As of July 31, 1993

                                          WICOR Stock Fund                Senior     Fixed
                                        --------------------- Equities  Securities  Income
                                Total   Unallocated Allocated   Fund       Fund      Fund
                              --------- ----------- --------- --------- ---------- ---------
                                                   (Thousands of Dollars)

Plan Investment Assets, at
  market (Note 4)............ $ 13,160  $   10,772  $  1,593  $    387  $      85  $    323


Other Assets (Liabilities):
  Notes payable (Note 7).....   (8,010)     (8,010)        -         -          -         -
  Interest payable...........      (51)        (51)        -         -          -         -
  Interfund receivable.......        -        (113)       68        26          5        14
  Other assets (liabilities).     (169)       (169)        -         -          -         -
                              --------- ----------- --------- --------- ---------- ---------
    ESOP Equity.............. $  4,930  $    2,429  $  1,661  $    413  $      90  $    337
                              ========= =========== ========= ========= ========== =========




                                   WISCONSIN GAS COMPANY
                               EMPLOYEE STOCK OWNERSHIP PLAN
                              Statement of Financial Position
                                    As of July 31, 1992

                                          WICOR Stock Fund                Senior     Fixed
                                        --------------------- Equities  Securities  Income
                                Total   Unallocated Allocated   Fund       Fund      Fund
                              --------- ----------- --------- --------- ---------- ---------
                                                     (Thousands of Dollars)

Plan Investment Assets, at
  market (Note 4)............ $ 10,813  $    9,954  $    544  $    137  $      31  $    147


Other Assets (Liabilities):
  Notes payable (Note 7).....   (9,140)     (9,140)        -         -          -         -
  Interest payable...........      (69)        (69)        -         -          -         -
  Interfund receivable.......        -        (101)      101         -          -         -
  Other assets (liabilities).      (27)          9       (36)        -          -         -
                              --------- ----------- --------- --------- ---------- ---------
    ESOP Equity.............. $  1,577  $      653  $    609  $    137  $      31  $    147
                              ========= =========== ========= ========= ========== =========


The accompanying notes are an integral part of these statements.










                                      WISCONSIN GAS COMPANY
                                  EMPLOYEE STOCK OWNERSHIP PLAN
                               Statement of Changes in Plan Equity
                                For the Year Ended July 31, 1993

                                           WICOR Stock Fund               Senior   Fixed
                                        --------------------- Equities  Securities Income
                                Total   Unallocated Allocated   Fund       Fund     Fund
                              --------- ----------- --------- --------- --------- ---------
                                                      (Thousands of Dollars)

ESOP Equity -
  Beginning of Year.......... $  1,577  $      653  $    609  $    137  $     31  $    147


Increases:
  Company contributions......      888         888         -         -         -         -
  Net investment income of
    master trust.............    2,876       2,361       469        26         4        16
  Interfund transfers........        -      (1,105)      605       259        56       185
                              --------- ----------- --------- --------- --------- ---------
    Total increases..........    3,764       2,144     1,074       285        60       201
                              --------- ----------- --------- --------- --------- ---------

Decreases:
  Interest expense...........      368         368         -         -         -         -
  Distributions to
    terminated participants..       43           -        22         9         1        11
                              --------- ----------- --------- --------- --------- ---------
    Total decreases..........      411         368        22         9         1        11
                              --------- ----------- --------- --------- --------- ---------


ESOP Equity - End of Year.... $  4,930  $    2,429  $  1,661  $    413  $     90  $    337
                              ========= =========== ========= ========= ========= =========



The accompanying notes are an integral part of this statement.































                                      WISCONSIN GAS COMPANY
                                  EMPLOYEE STOCK OWNERSHIP PLAN
                               Statement of Changes in Plan Equity
                                For the Year Ended July 31, 1992

                                           WICOR Stock Fund               Senior   Fixed
                                        --------------------- Equities  Securities Income
                                Total   Unallocated Allocated   Fund       Fund     Fund
                              --------- ----------- --------- --------- --------- ---------
                                                      (Thousands of Dollars)

ESOP Equity -
  Beginning of Year.......... $      -  $        -  $      -  $      -  $      -  $      -


Increases:
  Company contributions......      710         710         -         -         -         -
  Net investment income of
    master trust.............    1,260       1,182        70         3         1         4
  Interfund transfers........        -        (854)      543       135        30       146
                              --------- ----------- --------- --------- --------- ---------
    Total increases..........    1,970       1,038       613       138        31       150
                              --------- ----------- --------- --------- --------- ---------

Decreases:
  Interest expense...........      385         385         -         -         -         -
  Distributions to
    terminated participants..        8           -         4         1         -         3
                              --------- ----------- --------- --------- --------- ---------
    Total decreases..........      393         385         4         1         -         3
                              --------- ----------- --------- --------- --------- ---------


ESOP Equity - End of Year.... $  1,577  $      653  $    609  $    137  $     31  $    147
                              ========= =========== ========= ========= ========= =========



The accompanying notes are an integral part of this statement.
































                                     WISCONSIN GAS COMPANY
                            EMPLOYEE STOCK OWNERSHIP PLAN ("ESOP")

                                 NOTES TO FINANCIAL STATEMENTS
                                         JULY 31, 1993


1.      DESCRIPTION OF THE PLAN

        The Wisconsin Gas Company Employee Stock Ownership Plan (the "Plan") was established to provide eligible employees of Wisconsin Gas Company (the "Company") with increased ownership of common stock of its parent, WICOR, Inc. ("WICOR"). The Wisconsin Gas Company Employees' Savings Plan ("Savings Plan") was amended on November 1, 1991, to incorporate the Plan.

        For reporting and filing purposes of the Internal Revenue Service and the Department of Labor, the Savings Plan is presented as two plans: 1) a cash or deferred profit sharing plan pursuant to Code Section 401(k) consisting of the Savings Subaccounts and Tax Deferral Subaccounts and 2) the Plan pursuant to Code Sections 409 and 4975, consisting of ESOP Subaccounts containing employer contributions made after November 1, 1991 and any acquisition loans and financed shares.

        The Plan is a leveraged ESOP that is primarily invested in WICOR stock. Company match contributions for participants in the Savings Plan are made into the Plan. The Plan borrowed $10 million to purchase shares of common stock directly from WICOR. These shares are allocated to eligible employees as the Company matches employee tax-deferred Savings Plan contributions up to 125% of the first 4% of each employee's compensation. The number of allocated shares equals the value of the Company contribution divided by the current price of WICOR common stock. Dividends paid to the Plan that are used to pay principal or interest on the Plan's loan are tax deductible to WICOR. The Plan releases the shares as collateral for the lender as loan payments are made. The Plan then allocates the released shares to participants. Also, once the Company match is determined, payments are made on the ESOP loan using the principal only method (see Note 7).

        The Plan is administered by the Employee Stock Ownership Plan and Trust Administrator, a committee presently consisting of five Company officers. Company match contributions are made to the Wisconsin Gas Company Employees' Savings Plan Trust (the "Trust"), maintained by CITIBANK, N.A. (the "Trustee"). Information regarding Plan benefits is provided in the Summary Plan Description which has been made available to all eligible Plan participants.


2.      ACCOUNTING POLICIES

        The Company is a wholly-owned subsidiary of WICOR, Inc. Plan financial statements are maintained on the accrual basis of accounting. Investments are stated at current market value. The absorption of administrative expenses of the Plan by the Company and investment in WICOR, Inc. common stock are not considered prohibited transactions by statutory exemptions under the Employee Retirement Income Security Act of 1974 ("ERISA").

        The AICPA Audit and Accounting Guide, 'Audit of Employee Benefit Plans' (the "audit guide"), as of May 1, 1992, requires that amounts payable to terminated employees be classified as a component of participants' equity. The Plan's July 31, 1992, liability for benefits to terminated employees has been reclassified in the accompanying financial statements to conform with the accounting treatment required by the audit guide.


3.      INVESTMENT PROGRAM

        Stock equalling the value of the monthly employer match is transferred from the WICOR ESOP Unallocated Fund to the WICOR ESOP Allocated Fund. Participants have the option of selling up to 80% of these newly allocated shares of WICOR stock and diversifying into the other non-WICOR funds included in the Wisconsin Gas Company's Savings Plans. Thus, a portion of Plan equity is included in each of the three non-WICOR stock funds and the loan fund. The following describes the funds available within the Plan:


                            WISCONSIN GAS COMPANY
                        EMPLOYEE STOCK OWNERSHIP PLAN

                  NOTES TO FINANCIAL STATEMENTS - Continued

        A WICOR ESOP Unallocated Fund consisting of WICOR, Inc. common stock.
          This includes the ESOP's original purchase of 431,266 shares of WICOR, Inc. common stock less the number of shares subsequently transferred to the WICOR ESOP Allocated Fund on a monthly basis. The number of shares transferred equals the monthly Company contribution divided by the month end closing price of WICOR common stock as reported on the New York Stock Exchange plus the quarterly dividend paid on allocated shares divided by the month end closing price per share.

        A WICOR ESOP Allocated Fund consisting of WICOR, Inc. common stock allocated from the unallocated fund as described above. Participants must maintain at least 20% of Company match contributions within this fund.

        An Equities Fund consisting of common stock and other forms of equity stocks and investments in common, pooled, diversified or consolidated funds, selected by the Trustee within prescribed limitations. Investment in WICOR, Inc. or its subsidiaries' stock is expressly excluded.

        A Senior Securities Fund consisting of corporate, municipal or U.S.
          Government bonds, debentures, notes, certificates and any other similar evidences of indebtedness, excluding any securities issued by WICOR, Inc. or its subsidiaries.

        A Fixed Income Fund consisting of one or more guaranteed income funding agreements with a designated insurance company or companies.

        In addition to the investment options described above, the Trustee may at its discretion temporarily invest any part of the amounts allocated to any fund either in short-term investments or in any common, pooled, diversified or consolidated fund within limitations specified in the Trust Agreement.

        Effective March 1, 1993, the Savings Plan was amended to provide for participant loans from their respective accounts in the Plan. Only the unrestricted Company contributions within the Plan are available for loan purposes.

 4.     INVESTMENT

        The Plan is a participant in the Trust along with the Wisconsin Gas Company Local 1 Savings Plan, the Wisconsin Gas Company Local 6-18 Savings Plan and the Wisconsin Gas Company Employee Savings Plan.

        The Trust investments are stated at fair market value as determined by the Trustee by reference to published market data. Furthermore, the assets of the Plan are commingled and are not segregated in accounts of the Trust. The market value of the assets in the trust as certified by the Trustee are:

                                                           July 31,
                                                    ----------------------
                                                       1993        1992
                                                    ----------  ----------
                                                    (Thousands of Dollars)
          Common Stock-
               WICOR, Inc.                          $  29,373   $  23,687
               Common stock fund                       14,011       4,745
          Corporate debt securities                     3,033       8,558
          Short-term investments                        3,541       2,583
          Insurance contracts                          13,308      15,556
                                                    ----------  ----------
                                                    $  63,266   $  55,129
                                                    ==========  ==========


                            WISCONSIN GAS COMPANY
                        EMPLOYEE STOCK OWNERSHIP PLAN

                  NOTES TO FINANCIAL STATEMENTS - Continued


        The Trustee has determined that the percentage of the Plan's assets to the total assets of the Trust are 20.8% and 19.6% for 1993 and 1992, respectively. At July 31, 1993 and 1992, the Trust held 6.0% and 6.1%, respectively, of the total WICOR, Inc, common shares outstanding at that date.


5.      ELIGIBILITY, VESTING AND DISTRIBUTIONS

        To participate in the Plan, a non-union employee must be eligible to participate in the Savings Plan which requires the attainment of 21 years of age and completion of one year of service with the Company. Employer contributions to the Plan occur only when the employee makes tax-deferred contributions to the Savings Plan. An employee may enroll on the first day of the month immediately following the month he or she meets the eligibility requirements or on any subsequent February 1 or August 1. An employee may also transfer from participation in another Wisconsin Gas Company Savings Plan. As of July 31, 1993, the Plan had 650 participants.

        Each participant's account is fully vested and non-forfeitable.

        Upon termination of employment from the Company, the participant receives amounts equal to the current market value of the investments purchased through all Company contributions and participant deposits. A terminating participant has the option of deferring the receipt of their deposits and contributions to no later than March 1 of the calendar year following the termination of employment.


6.      INCOME TAX STATUS

        In management's opinion, the Plan currently in effect is qualified under the applicable provisions of Internal Revenue Code of 1986, as amended. Amounts are not taxed to the employee until a distribution from the Plan is received.


7.      NOTES PAYABLE

        The Plan has the following bank notes payable at July 31, 1993 and 1992, respectively;

                                               1993        1992
                                            ----------  ----------
                                            (Thousands of Dollars)

  Note Payable, 3-year adjustable rate
    (3.79% and 4.75% at July 31, 1993
    and 1992, respectively), principal
    payable in quarterly installments
    of $250,000 through October 31, 1994.   $   8,010   $   9,140
                                            ==========  ==========

        The note is collateralized by unallocated WICOR stock in the Plan and other Plan assets and is guaranteed by WICOR.




                            WISCONSIN GAS COMPANY
                        EMPLOYEE STOCK OWNERSHIP PLAN

                  NOTES TO FINANCIAL STATEMENTS - Continued


        Utilizing the principal only method, the Company's cash contribution to the lender is the accrued interest on the loan plus a principal payment, less dividends received on WICOR shares in the Plan. The principal payment equals the number of allocated shares multiplied by the ratio of the loan balance as of the beginning of the Plan year over the number of unallocated shares as of the beginning of the calendar year. In the event of a refinancing, the ESOP Trust Administrator has the option to change to the principal and interest method of repayment. Each payment releases a portion of the unallocated stock held as collateral for the loan for future allocation to the Plan participants.